Exhibit 99.1

Red White & Bloom Announces Additions to Team

TORONTO, Ontario, October 2, 2020 (GLOBE NEWSWIRE) -- Red White & Bloom Brands Inc. (CSE: RWB and OTC: RWBYF) (“RWB” or the “Company”) is pleased to announce new additions today to Mid-American Growers (“MAG”), a wholly owned subsidiary of the Company and promotions within its team at RWB.

The Company is pleased to announce the following new additions to the team, which include a number of new hires to assist in the execution and expansion of the Company’s business plan. The new additions include:

Margeaux Bruner, Director of Compliance & Diversity Inclusion, MAG & RWB

Margeaux Bruner supports the legal, compliance, and government affairs team by assisting with onsite operational compliance across all business entities for MAG/RWB as a Director of Compliance & Diversity Inclusion.  As a current member of the Minority Cannabis Business Association Board of Directors and former Political Director for the Michigan Cannabis Industry Association, Bruner assuaged and liaised policy on behalf of membership. Bipartisan appointments; Attorney General Dana Nessel’s Marijuana Policy Workgroup, and former Governor Rick Snyder as a Commissioner for the Impaired Driving Safety Committee representing qualified and registered patients.

Jonathan “Jay” Fentress, Director of Sales and Marketing, MAG

Jay Fentress has sales and marketing experience within varying industries including, cannabis, hemp, food, beverage and tobacco. He spent the last two decades in consumer packaged goods with Altria Group Distribution Company (AGDC), headquartered in Richmond, Virginia. AGCD is an Altria (Consumer Packaged Goods) subsidiary that provides sales, distribution, and consumer engagement services to Altria’s tobacco companies. His experience includes coordinating with and connecting farmers and buyers nationwide for hemp distribution, a key attribute in his current assignment. He also has a background in national and local television in Green Bay, Wisconsin and Pittsburgh. He holds a B.A. in communications from Slippery Rock College, Pa.

Barry McDonald, VP Sales, MAG

Barry McDonald, a former Olympian and NCAA All-American, has occupied many senior level positions in allied industries as well as event and trade show and lifestyle media companies. He is a strategic leader with a strong belief in people development, brand excellence and an ‘anything is possible’ attitude. He has had a proven ability to deliver revenue and operational objectives via strategic planning, goal setting and organizational development. His strong ‘hands on’ leadership approach has proven successful in overcoming obstacles and delivering profitability. He holds B.A. and M.S. degrees in English and Marketing from the University of Illinois, Chicago, where he also was a Division 1 Assistant Coach and received his sports honours.

The Company is also pleased to announce that it has expanded the role of Anne Hyde, the current President of MAG to include the role of COO of MAG.

Anne Hyde, with an extensive background in finance and administration, thrives in leadership positions. She oversees business development, activities, and operations to ensure desired results are consistent with the overall strategy and mission. Bringing over 25 years of financial and operational experience to her role, she draws on her experience from varying business sectors including retail, floriculture, and cannabis.

She became part of the RWB team with the acquisition of MAG, the Granville, Ill. operators of one of the country’s largest indoor greenhouses, with 3.6 million sq. ft. under cultivation. She continues as its President and COO, reviewing and evaluating manufacturing activities, performance, results and continuous improvement. From 2014-2019 she was VP for ColorPoint, of Lexington, KY., where she was a member of a 7-person leadership team directing operations and planning for an extensive greenhouse with $80 million in annual revenues. Anne began her career with Ernst & Young and also served for eight years as the CFO for a community foundation in Lexington.

She is a strong believer in giving back to the community and believes the cannabis industry can reach out to those who have been disenfranchised by the circumstances before legalization. To promote diversity and inclusion, she is directing a program to physically recruit employees from officially designated disadvantaged zones.

In addition, the company has expanded the role of Joseph Choi, CPA, CMA, Corporate Controller of RWB to include Director of Finance.

Joseph has been with the Company since November of 2019 as Corporate Controller and will now take on the additional responsibilities as Director of Finance reporting to the CFO. Mr. Choi has occupied senior positions and managed accounting and financial control functions at publicly traded cannabis companies for the past four years, including his time at Terrascend. He also has significant experience with branded products, including several years at K2 Sports, a division of Newell Rubbermaid. He has demonstrated success in building accounting infrastructure in start-up environments, adding value to an organization through strategic focus as finance leader. He is recognized for his ability to develop and nurture relationships with business partners, exhibiting a high level of professionalism and integrity. He holds a B.A in Mathematics and Chemistry from University of Toronto.

Brad Rogers, Chairman and CEO of RWB, commented, "I am very pleased to welcome Margeaux, Jay and Barry to the team and congratulate Anne and Joseph for earning expanded roles with the Company. I have no doubt that their contributions will take MAG and RWB to new heights."

The Company also reports that it has issued 1,500,000 restricted shares units of the Company (“RSUs”) under the Company’s shareholder approved restricted share unit plan (the “RSU Plan”) to one consultant as an incentive for the consultant to drive the growth of the Company. The RSUs will vest upon successful completion of pre-determined milestones (as determined by the board of directors and agreed upon by the consultant) being met and shall entitle the holder to acquire one common share of the Company underlying each such RSU by delivering a notice of acquisition to the Company in accordance with the RSU Plan. In accordance with the RSU Plan, the RSUs were priced at $0.55 based on the closing price of the common shares on the Canadian Securities Exchange on October 1, 2020.

The Company has also issued 3,900,000 stock options to certain directors, officers, and consultants to purchase common shares at a price $0.65 per share for a period of 5 years and are subject to various vesting schedules over the next 24 months.

About Red White & Bloom Brands Inc.

The Company is positioning itself to be one of the top three multi-state cannabis operators active in the U.S. legal cannabis and hemp sector. RWB is predominantly focusing its investments on the major US markets, including Michigan, Illinois, Massachusetts and California with respect to cannabis, and the US and internationally for hemp-based CBD products.

For more information about Red White & Bloom Brands Inc., please contact:

Tyler Troup, Managing Director
Circadian Group IR
IR@RedWhiteBloom.com

Visit us on the web: www.RedWhiteBloom.com

Follow us on social media:
Twitter: @rwbbrands
Facebook: @redwhitebloombrands
Instagram: @redwhitebloombrands

Neither the CSE nor its Regulation Services Provider (as that term is defined in the policies of the CSE) accepts responsibility for the adequacy or accuracy of this release.

FORWARD LOOKING INFORMATION

This press release contains forward-looking statements and information that are based on the beliefs of management and reflect the Company’s current expectations.  When used in this press release, the words “estimate”, “project”, “belief”, “anticipate”, “intend”, “expect”, “plan”, “predict”, “may” or “should” and the negative of these words or such variations thereon or comparable terminology are intended to identify forward-looking statements and information.  The forward-looking statements and information in this press release includes information relating to the new team members expertise and how the Company will benefit from their ability to assist the Company with implementing its business plan. Such statements and information reflect the current view of the Company with respect to risks and uncertainties that may cause actual results to differ materially from those contemplated in those forward-looking statements and information.

By their nature, forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause our actual results, performance or achievements, or other future events, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements.  Such factors include, among others, the following risks: risks associated with the implementation of the Company’s business plan and matters relating thereto, risks associated with the cannabis industry, competition, regulatory change, the need for additional financing, reliance on key personnel, the potential for conflicts of interest among certain officers or directors, and the volatility of the Company’s common share price and volume.  Forward-looking statements are made based on management’s beliefs, estimates and opinions on the date that statements are made, and the Company undertakes no obligation to update forward-looking statements if these beliefs, estimates and opinions or other circumstances should change.  Investors are cautioned against attributing undue certainty to forward-looking statements.

There are a number of important factors that could cause the Company’s actual results to differ materially from those indicated or implied by forward-looking statements and information.  Such factors include, among others, risks related to the Company’s proposed business, such as failure of the business strategy and government regulation; risks related to the Company’s operations, such as additional financing requirements and access to capital, reliance on key and qualified personnel, insurance, competition, intellectual property and reliable supply chains; risks related to the Company and its business generally. The Company cautions that the foregoing list of material factors is not exhaustive. When relying on the Company’s forward-looking statements and information to make decisions, investors and others should carefully consider the foregoing factors and other uncertainties and potential events. The Company has assumed a certain progression, which may not be realized.  It has also assumed that the material factors referred to in the previous paragraph will not cause such forward-looking statements and information to differ materially from actual results or events. However, the list of these factors is not exhaustive and is subject to change and there can be no assurance that such assumptions will reflect the actual outcome of such items or factors. While the Company may elect to, it does not undertake to update this information at any particular time.

THE FORWARD-LOOKING INFORMATION CONTAINED IN THIS PRESS RELEASE REPRESENTS THE EXPECTATIONS OF THE COMPANY AS OF THE DATE OF THIS PRESS RELEASE AND, ACCORDINGLY, IS SUBJECT TO CHANGE AFTER SUCH DATE.  READERS SHOULD NOT PLACE UNDUE IMPORTANCE ON FORWARD-LOOKING INFORMATION AND SHOULD NOT RELY UPON THIS INFORMATION AS OF ANY OTHER DATE. WHILE THE COMPANY MAY ELECT TO, IT DOES NOT UNDERTAKE TO UPDATE THIS INFORMATION AT ANY PARTICULAR TIME EXCEPT AS REQUIRED IN ACCORDANCE WITH APPLICABLE LAWS.